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                                    EXHIBIT 2
                                    AGREEMENT

This Agreement is made between E-Pawn.com, Inc. ("EPWN") and Shaun Greyling ("SG") in consideration for the actions taken and performed as recited herein, and this agreement confirms the oral agreements made by the parties in March and April 2000.

1. SG was the holder of 1,000,000 shares of common stock of EPWN which was free trading.

2. SG agreed to deliver to CeleXx Corporation ("CLXX") the 1,000,000 shares of EPWN pursuant to a Term Sheet which is attached and which provided that the shares would be pledged to support a financing arranged by CLXX.

3. SG agreed with EPWN that the 1,000,000 shares of EPWN stock R/N/O SG could be released and transferred to CLXX for the benefit of EPWN to allow EPWN to complete the investment of $5,000,000 under the Investment Agreement, as amended, made between EPWN and CLXX.

4. EPWN agreed that SG will receive in exchange and in consideration for the release of the stock to CLXX 2,000,000 shares of CLXX out of the 12,000,000 shares of CLXX EPWN will receive under the terms of the Investment Agreement, as amended. The two million shares will be delivered when received by EPWN.

5.      SG will retain the rights to the warrants offered by CLXX in the Term
        Sheet.











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Signed on August 2, 2000 and effective as of the dates of the oral agreements of March-April, 2000.

E-Pawn.com, Inc.


By     s/                                           s/
  ------------------------------                -------------------------------
        Ed Ries, President                              Shaun Greyling





























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